EVINE Live Inc.

6740 Shady Oak Road

Eden Prairie, MN 55344-3433

June 2, 2017

VIA EDGAR

U.S. Securities & Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention: Mara L. Ransom, Assistant Director

Re:	EVINE Live Inc.

Registration Statement on Form S-3 filed April 7, 2017,

File No. 333-217216

Ladies and Gentlemen:

Pursuant to Rule 461 of Regulation C of the General Rules and Regulations under the Securities Act of 1933, as amended, the undersigned, on behalf of EVINE Live, Inc. (the “Company”), respectfully requests that the effective date of the above-referenced Registration Statement be accelerated so that it will become effective at 4:00 p.m. Eastern Time on June 5, 2017, or as soon as practicable thereafter.

The undersigned, on behalf of the Company, acknowledges the following:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the foregoing, please call J.C. Anderson of Gray, Plant, Mooty, Mooty & Bennett, P.A. at (612) 632-3002. Thank you in advance for your assistance.

Very truly yours,

EVINE Live Inc.

By:	/s/ Andrea M. Fike
Andrea M. Fike
Senior Vice President and General Counsel

cc:	J.C. Anderson, Esq., Gray, Plant, Mooty, Mooty & Bennett, P.A.